UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,034,573 shares of common stock
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,034,573 shares of common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,573 shares of common stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (based on 11,241,619 shares outstanding)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14070T102	13D	Page 3 of 4 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed by Gaylon M. Lawrence, Jr. (the “Reporting Person”) with the Securities and Exchange Commission on September 13, 2017 (“Amendment No. 2”), which amended and supplemented earlier filings on August 25, 2017 (“Amendment No. 1”) and August 11, 2017 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”) with respect to the shares of common stock, par value $1.00 per share (“Common Stock”), of Capstar Financial Holdings, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 3, 5(a), (b) and (c), and 7 as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 1,034,573 shares of Common Stock reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $18.5 million. Such shares were acquired with the Reporting Person’s private funds.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	As of the filing date of this Amendment No. 3, the Reporting Person is the beneficial owner and has sole voting and dispositive power over 1,034,573 shares of Common Stock which represents approximately 9.2% of the 11,241,619 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on July 31, 2017.

(b)	The Reporting Person has sole voting and dispositive power over 1,034,573 shares of Common Stock.

(c)	All transactions in shares of Common Stock since the filing of Amendment No. 2 are set forth on Exhibit D attached hereto and are incorporated herein by this reference. All of the transactions listed on Exhibit D were effected in the open market through a brokerage firm.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit D:	Transactions in Shares of Common Stock Since the Filing of Amendment No. 2

CUSIP No. 14070T102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gaylon M. Lawrence, Jr. Gaylon M. Lawrence, Jr.

October 4, 2017 Date